

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2011

Via Email
Kirsten Mellor
General Counsel
CafePress Inc.
1850 Gateway Drive, Suite 300
San Mateo, California 94404

> **Re: CafePress Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 9, 2011**
> **File No. 333-174829**

Dear Ms. Mellor:

We have reviewed your amended registration statement and related correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your registration statement continues to exclude information beyond that allowed by Rule 430A of Regulation C. By way of example, and not an exhaustive list, we note the blanks in your principal and selling stockholder table on page 119, as well as the lack of a legal opinion and form of underwriting agreement. Please note that in the event that the information is not provided in your next amendment we may defer further review of the filing until the required information is provided. Please also allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Management's discussion and analysis of financial condition and results of operations, page 44

Critical accounting policies, page 48

Revenue recognition, page 48

2. We have reviewed your response to comment two in our letter dated August 3, 2011. Please address the following items:

- We note that you recognized breakage of $0.4 million during fiscal 2010 and $0.49 million during the year-to-date period ended June 30, 2011. Although these amounts might not be considered material to your net revenues, they do appear material to your operating and net income since breakage typically has no directly associated costs. Accordingly, please revise your MD&A to highlight the impact of gift certificate and flash deal promotion breakage on your result of operations.

- Considering you have less than 18 months of experience participating in flash deal promotions and less than five years of experience selling gift certificates with no expiration dates, we are unclear how such a short history demonstrates sufficient quantitative historical evidence that the estimate is based on a large population of homogeneous transactions and that the obligation for future performance is remote. Accordingly, please further explain your basis in GAAP for recognizing revenue before either performance or a legal release from the obligation to perform. To the extent you have obtained outside information regarding rates of redemption of gift certificates or flash deal promotions of similar specialty retailers in determining your 17%+ breakage rates, please tell us the source and explain why they support your breakage rates assumed. Please note that in the event future events occurred that indicated your estimate of breakage was higher than actual, the staff would have concern that your estimate was based on insufficient historical experience.

2. Summary of significant accounting policies, page F-7

3. We have reviewed your response to comment nine in our letter dated August 3, 2011 and note that you classify the excess sales price payable to shop owners on a gross basis. Although we understand that you are the primary obligor on shop platform inventory sales, it appears that you essentially act as the agent in regards to the excess sales price since you are merely passing through the excess received from end customers to shop owners. Accordingly, it appears that the excess sales price should not be reflected as revenues and costs of revenues. If you disagree, please expand on why you believe your presentation is the most appropriate classification. Please quantify for us the excess sales price related to each period presented in your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254 or, in his absence, me at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Chase, Staff Attorney, at (202) 551-3485 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

/s/ Mara L. Ransom for

James Allegretto
Senior Assistant Chief Accountant

cc: Davina K. Kaile
        Pillsbury Winthrop Shaw Pittman
        Via Email